                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended August 31, 2001

                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                   to
                               -----------------    ------------------

                         Commission file number 0-20212


                      ARROW INTERNATIONAL, INC. 401(K) PLAN
                            (full title of the plan)

                            Arrow International, Inc.
                                 P. O. Box 12888
                           Reading, Pennsylvania 19612
               (Name of issuer of the securities held pursuant to
          the plan and the address of its principal executive offices)

        Registrant's telephone number, including area code (610) 378-0131

                 Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                                Frederick J. Hirt
                            Arrow International, Inc.
                                 P. O. Box 12888
                           Reading, Pennsylvania 19612
                                 (610) 378-0131



This is the first of 16 pages. The Index to Exhibit is on Page 15.

                                 C O N T E N T S






                                                                          Page

INDEPENDENT AUDITOR'S REPORT
     ON THE FINANCIAL STATEMENTS AND SCHEDULE                                1

FINANCIAL STATEMENTS

     Statements of net assets available for benefits                         2
     Statements of changes in net assets available for benefits              3
     Notes to financial statements                                        4-10

SCHEDULE

     Schedule of assets held for investment purposes                        11

                          INDEPENDENT AUDITOR'S REPORT




To the Plan Administrator
Arrow International, Inc. 401(k) Plan
Reading, Pennsylvania


         We have audited the accompanying statements of net assets available for benefits of Arrow International, Inc. 401(k) Plan as of August 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Arrow International, Inc. 401(k) Plan as of August 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


         Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of August 31, 2001, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                     /s/BEARD MILLER COMPANY LLP


Reading, Pennsylvania
November 15, 2001

ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


----------------------------------------------------------------------------------------------------------------------------
August 31,                                                                                2001                 2000
----------------------------------------------------------------------------------------------------------------------------

             ASSETS
Investments, at fair value:
    Arrow International, Inc. Stock Fund                                           $        2,898,332   $        2,581,094
    Participant Loan Fund                                                                   1,761,592            1,750,943
    T. Rowe Price Prime Reserve Fund                                                        4,245,585            3,661,889
    T. Rowe Price Balanced Fund                                                             8,995,597            9,445,531
    T. Rowe Price Blue Chip Growth Fund                                                    18,457,497           25,296,828
    T. Rowe Price International Stock Fund                                                  1,043,393            1,344,287
    T. Rowe Price Spectrum Income Fund                                                        244,529              132,102
    T. Rowe Price Equity Income Fund                                                          591,053              192,868
    T. Rowe Price Equity Index 500 Fund                                                     1,582,853            1,681,823
                                                                                  ------------------------------------------

                                                                                           39,820,431           46,087,365

Receivables:
    Employee contributions                                                                     45,892               34,187
    Employer contributions                                                                     82,503               11,020
    Loan repayment                                                                             13,111               11,663
                                                                                  ------------------------------------------

             NET ASSETS AVAILABLE FOR BENEFITS                                     $       39,961,937   $       46,144,235
                                                                                  ==========================================


See Notes to Financial Statements.

ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


----------------------------------------------------------------------------------------------------------------------------
Years Ended August 31,                                                                    2001                 2000
----------------------------------------------------------------------------------------------------------------------------
Investment income:
    Net appreciation (depreciation) in fair value of investments                   $      (11,094,681)  $        6,888,537
    Interest and dividends                                                                  2,154,476            1,017,881
                                                                                  ------------------------------------------

             Investment income (loss)                                                      (8,940,205)           7,906,418
                                                                                  ------------------------------------------

Contributions:
    Employee                                                                                4,154,047            3,589,794
    Employer, cash                                                                          1,105,534            1,053,411
    Employer, Arrow International, Inc. common stock                                          175,537                    0
                                                                                  ------------------------------------------

             Total contributions                                                            5,435,118            4,643,205
                                                                                  ------------------------------------------

Merger of Medical Parameters                                                                        0              698,876
                                                                                  ------------------------------------------

             Total additions (deductions)                                                  (3,505,087)          13,248,499
                                                                                  ------------------------------------------

Distributions paid to participants                                                          2,669,261            2,482,322
Administrative expenses                                                                         7,950                9,400
                                                                                  ------------------------------------------

             Total deductions                                                               2,677,211            2,491,722
                                                                                  ------------------------------------------

             Net increase (decrease)                                                       (6,182,298)          10,756,777

Net assets available for benefits:
    Beginning of year                                                                      46,144,235           35,387,458
                                                                                  ------------------------------------------

    End of year                                                                    $       39,961,937   $       46,144,235
                                                                                  ==========================================


See Notes to Financial Statements.

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




1
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES

         Basis of accounting:
              The accompanying financial statements have been prepared on the accrual basis of accounting.

         Estimates:
              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Valuation of investments and income recognition:
              T. Rowe Price Retirement Plan Services, Inc. is the plan administrator and T. Rowe Price Trust Company is the plan trustee.

              The Plan maintains the following nine funds: T. Rowe Price Prime Reserve Fund, T. Rowe Price Balanced Fund, T. Rowe Price Blue Chip Growth Fund, Arrow International, Inc. Stock Fund, T. Rowe Price International Stock Fund, T. Rowe Price Spectrum Income Fund, T. Rowe Price Equity Income Fund, T. Rowe Price Equity Index 500 Fund and a Participant Loan Fund for the commingled investment of employee and company contributions.

              The T. Rowe Price Prime Reserve Fund, T. Rowe Price Balanced Fund,
              T. Rowe Price Blue Chip Growth Fund, Arrow International, Inc. Stock Fund, T. Rowe Price International Stock Fund, T. Rowe Price Spectrum Income Fund, T. Rowe Price Equity Income Fund and T. Rowe Price Equity Index 500 Fund are stated at quoted market prices. The loans receivable in the Participant Loan Fund are stated at their unpaid principal balance which approximates their fair value. The change in the difference between fair value and the cost of investments is reflected in the statements of changes in net assets available for benefits as a component of the net realized and unrealized appreciation (depreciation) in fair value of investments.

              Because of the volatility of the financial markets in which investments are traded, there is the risk that any future determination of fair value could be significantly less than that recorded in the accompanying financial statements.

              Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Payment of benefits:
              Benefits are recorded when paid.

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




2
--------------------------------------------------------------------------------
DESCRIPTION OF THE PLAN

         The following description of the Arrow International, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

              General:
                  The Arrow International, Inc. 401(k) Plan (the Plan) is a contributory, defined contribution plan which was adopted on September 1, 1991 to establish a deferred compensation arrangement under the provisions of Section 401(a) of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to be a qualified plan under
                  Section 401(a) of the Code.

              Eligibility:
                  All employees of Arrow International, Inc. and any of its affiliates which adopt the Plan are eligible to participate in the Plan immediately upon hire except (i) non-resident aliens and, (ii) employees who are not scheduled to work 1,000 hours or more annually provided, however, any employee who does work or is credited with at least 1,000 hours of service during a plan year will be eligible to participate.

              Participant accounts:
                  Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan investment earnings and losses, and charged with an allocation of administrative expenses, if any.

              Forfeitures:
                  Forfeitures will be used to reduce future Company matching contributions.

              Vesting:
                  Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant becomes 20% vested in the employer's discretionary contributions to the Plan after one year of service. Vesting increases 20% each year until the participant is fully vested after five years of credited service.

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




2
--------------------------------------------------------------------------------
DESCRIPTION OF THE PLAN (CONTINUED)

              Contributions:
                  Employee tax deferred contributions:
                      Eligible participants may contribute up to 20% of their pre-tax earnings. Prior to June 1, 2001, eligible participants were permitted to contribute up to 10% of their pre-tax earnings. Participants are not permitted to allocate more than 50% of their contribution to the Arrow International Common Stock Fund.

                  Employer contributions:
                      The Plan sponsor can make discretionary matching contributions to the Plan. During 2001 and 2000, the Company made this discretionary matching contribution at the rate of 50% of every employee contribution up to a maximum of 2% of the employee's pre-tax salary.

                  Other employer contributions:
                      Effective June 1, 2001, the Plan sponsor is permitted to make a discretionary contribution to the Plan for the benefit of all employees. This contribution is to be made in the form of Arrow International common stock. During 2001, the Plan sponsor chose to make this contribution at the rate of 1% of each employee's monthly salary. Once this contribution is made, participants have the ability to liquidate the stock and move the proceeds into other Plan investment options. Participants are immediately 100% vested in this contribution.

              Participant loans:
                  A participant may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms may not exceed five years unless the loan is for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at the prime rate. Loans are repaid through regular payroll deductions.

              Administrative costs:
                  Substantially all plan expenses are paid by the Plan sponsor.

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




3
--------------------------------------------------------------------------------
INVESTMENTS

         The following table represents plan investments at August 31, 2001 and 2000. Investments that represent five percent or more of the Plan's net assets are separately identified.


                                                                    2001                               2000
                                                     -----------------------------------------------------------------------
                                                           COST           FAIR VALUE          Cost          Fair Value
                                                     -----------------------------------------------------------------------
               Money market fund, T. Rowe
                   Price Prime Reserve Fund           $     4,245,585  $     4,245,585*   $     3,661,889 $     3,661,889*
                                                     ---------------------------------------------------------------------

               Balanced fund, T. Rowe Price
                   Balanced Fund                            8,936,750        8,995,597*         8,008,452       9,445,531*
                                                     ---------------------------------------------------------------------

               Equity funds:
                   T. Rowe Price Blue Chip
                      Growth Fund                          19,080,825       18,457,497*        16,847,030      25,296,828*
                   T. Rowe Price International
                      Stock Fund                            1,320,467        1,043,393          1,120,202       1,344,287
                   T. Rowe Price Spectrum
                      Income Fund                             245,768          244,529            137,635         132,102
                   T. Rowe Price Equity Income
                      Fund                                    599,764          591,053            199,927         192,868
                   T. Rowe Price Equity Index 500
                      Fund                                  1,879,226        1,582,853          1,521,595       1,681,823
                                                     ---------------------------------------------------------------------

                                                           23,126,050       21,919,325         19,826,389      28,647,908
                                                     ---------------------------------------------------------------------

               Stock fund, Arrow
                   International, Inc.                      2,522,076        2,898,332*         2,237,789       2,581,094*
                                                     ---------------------------------------------------------------------

               Participant loan fund                        1,761,592        1,761,592          1,750,943       1,750,943
                                                     ---------------------------------------------------------------------

                                                      $    40,592,053  $    39,820,431    $    35,485,462 $    46,087,365
                                                     =====================================================================

               * Investment represents 5% or more of the Plan's net assets.

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




3
--------------------------------------------------------------------------------
INVESTMENTS (CONTINUED)

         During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(11,094,681) and $6,888,537, respectively, as follows:


                                                                                          2001                 2000
                                                                                  ------------------------------------------

              Arrow International Common Stock Fund                                $           81,948   $         476,023

              Mutual Funds:
                   T. Rowe Price Balanced Fund                                             (1,305,329)            704,083
                   T. Rowe Price Blue Chip Growth Fund                                     (8,893,544)          5,424,038
                   T. Rowe Price International Stock Fund                                    (516,464)            108,400
                   T. Rowe Price Spectrum Income Fund                                           3,034              (1,875)
                   T. Rowe Price Equity Income Fund                                            (1,035)            (10,576)
                   T. Rowe Price Equity Index 500 Fund                                       (463,291)            188,444
                                                                                  ------------------------------------------

                                                                                   $      (11,094,681)  $       6,888,537
                                                                                  ==========================================


4
--------------------------------------------------------------------------------
PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants would become 100% vested in their employer contributions.


5
--------------------------------------------------------------------------------
INCOME TAX STATUS

         The Plan obtained its latest determination letter on September 9, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




6
--------------------------------------------------------------------------------
TRANSACTIONS WITH PARTIES-IN-INTEREST

         Certain Plan investments are mutual funds that are managed by T. Rowe Price, the Plan's trustee and party-in-interest to the Plan. The Plan also has a common stock fund which holds shares of Arrow International, Inc., the Plan sponsor and party-in-interest.

         Fees paid during the year for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services.


7
--------------------------------------------------------------------------------
EXCESS CONTRIBUTIONS

         As of August 31, 2001 and 2000, net assets available for benefits include approximately $66,000 and $43,000, respectively, due to certain active participants for excess deferral contributions. Such contributions will be included in benefit distributions when paid.


8
--------------------------------------------------------------------------------
PLAN AMENDMENTS

         Effective June 1, 2001, the Plan was amended as follows:

         o The Plan sponsor was given the option of making a discretionary contribution to the Plan for the benefit of all employees. This contribution is made in the form of Arrow International, Inc. common stock.

         o To increase the maximum elective deferral limit from 10% to 20% of pretax annual compensation.

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




9
--------------------------------------------------------------------------------
PLAN MERGERS

         Effective January 1, 2000, Medical Parameters Inc.'s 401(k) Plan was merged into Arrow International, Inc. 401(k) Plan which received $698,876. Medical Parameters Inc. is a wholly-owned subsidiary of Arrow International, Inc.

              Arrow Stock                                     $             776
              T. Rowe Price Prime Reserve Fund                          389,496
              T. Rowe Price Balanced Fund                                21,714
              T. Rowe Price Blue Chip Growth Fund                       119,570
              T. Rowe Price International Stock Fund                     47,803
              T. Rowe Price Spectrum Income Fund                          4,125
              T. Rowe Price Equity Income Fund                           21,646
              T. Rowe Price Equity Index 500 Fund                        93,746
              T. Rowe Price Participant Loan Fund                             0
                                                             -------------------

                                                              $         698,876
                                                             ===================

ARROW INTERNATIONAL, INC. 401(k) PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
EIN:  23-1969991
PN:  004


------------------------------------------------------------------------------------------------------------------------------
August 31, 2001
------------------------------------------------------------------------------------------------------------------------------

                                                                    Number Of
                        Description                                   Shares             Cost               Fair Value
------------------------------------------------------------------------------------------------------------------------------
Short-term fund, T. Rowe Price Prime Reserve
     Fund                                                            4,245,585   $        4,245,585  $         4,245,585 *
                                                                                ------------------------------------------

Balanced fund, T. Rowe Price Balanced Fund                             509,955            8,936,750            8,995,597 *
                                                                                ------------------------------------------

Equity funds:
     T. Rowe Price Blue Chip Growth Fund                               672,159           19,080,825           18,457,497 *
     T. Rowe Price International Stock Fund                             90,337            1,320,467            1,043,393 *
     T. Rowe Price Spectrum Income Fund                                 22,558              245,768              244,529 *
     T. Rowe Price Equity Income Fund                                   24,233              599,764              591,053 *
     T. Rowe Price Equity Index 500 Fund                                51,846            1,879,226            1,582,853 *
                                                                                ------------------------------------------

                                                                                         23,126,050           21,919,325
                                                                                ------------------------------------------

Arrow International, Inc. common stock                                  78,738            2,522,076            2,898,332 *
                                                                                ------------------------------------------

Participant loan fund (interest rates ranging from 7.75% to
     12%)                                                                                 1,761,592            1,761,592
                                                                                ------------------------------------------

              Total investments                                                  $       40,592,053  $        39,820,431
                                                                                ==========================================



*   Represents a party-in-interest.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                        ARROW INTERNATIONAL, INC.
                                           401(k) PLAN




Date:    February 26, 2002              By:  /s/ Frederick J. Hirt
                                             -----------------------------------
                                              Frederick J. Hirt
                                              Vice-President, Finance, CFO and
                                              Treasurer

                                Index to Exhibit
                                ----------------



Exhibit No.
-----------

23.1                Consent of Beard Miller Company LLP, independent auditors